
PYPSa


ANAB
ACCREDITED

GRUPO PROFESIONAL PLANEACION Y PROYECTOS s.a. DE C.V.




06015575

July 26, 2006
Company's File Number 82-4204
Page 1.

THE U.S. SECURITIES AND EXCHANGE COMMISION
OFFICE OF INTERNATIONAL CORPORATE FINANCE.
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549-1004 USA.

In order to comply with our 12g3-(2) b, exemption, we are attaching a copy of one communications made public in Mexico.

Regards,



ING. GUILLERMO BARNETCHE DAVISON
General Director



c.c. **Edgar Piedra.- Latin America Client Services**
The Bank Of New York
101 Barclay Street, 22nd Floor West
New York, N.Y. 10286 U.S.A.

Blv. Manuel Avila Camacho Nº 40-802 y 9º Piso
Col. El Parque
C.P. 53398 Naucalpan, Edo. de México
Tel.: (0155) 5328 9500
Fax: (0155) 5328 9507

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PYP | QUARTER: 2 | YEAR: 2006

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

BALANCE SHEETS

AT JUNE 30 OF 2006 AND 2005

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	TOTAL ASSETS	310,303	100	263,614	100
s02	CURRENT ASSETS	226,970	73	173,834	66
s03	CASH AND SHORT-TERM INVESTMENTS	5,650	2	752	0
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	181,737	59	119,268	45
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	39,583	13	53,814	20
s06	INVENTORIES	0	0	0	0
s07	OTHER CURRENT ASSETS	0	0	0	0
s08	LONG-TERM	0	0	0	0
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	0	0	0	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	31,915	10	35,519	13
s13	LAND AND BUILDINGS	0	0	0	0
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	0	0	0	0
s15	OTHER EQUIPMENT	76,313	25	77,294	29
s16	ACCUMULATED DEPRECIATION	44,398	14	41,775	16
s17	CONSTRUCTION IN PROGRESS	0	0	0	0
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	8,740	3	5,551	2
s19	OTHER ASSETS	42,678	14	48,710	18
s20	TOTAL LIABILITIES	157,583	100	149,355	100
s21	CURRENT LIABILITIES	156,435	99	148,373	99
s22	SUPPLIERS	72,567	46	50,170	34
s23	BANK LOANS	62,294	40	58,280	39
s24	STOCK MARKET LOANS	0	0	0	0
s25	TAXES PAYABLE	14,831	9	32,415	22
s26	OTHER CURRENT LIABILITIES	6,743	4	7,508	5
s27	LONG-TERM LIABILITIES	0	0	0	0
s28	BANK LOANS	0	0	0	0
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	1,148	1	982	1
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	152,720	100	114,259	100
s34	MINORITY INTEREST	(5,087)	(3)	(4,955)	(4)
s35	MAJORITY INTEREST	157,807	103	119,214	104
s36	CONTRIBUTED CAPITAL	278,375	182	278,174	243
s79	CAPITAL STOCK	249,841	164	257,132	225
s39	PREMIUM ON ISSUANCE OF SHARES	7,492	5	0	0
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	21,042	14	21,042	18
s41	EARNED CAPITAL	(120,568)	(79)	(158,960)	(139)
s42	RETAINED EARNINGS AND CAPITAL RESERVES	(28,677)	(19)	(68,142)	(60)
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(91,891)	(60)	(90,818)	(79)
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PYP QUARTER: 2 YEAR: 2006

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	5,650	100	752	100
s46	CASH	4,556	81	418	56
s47	SHORT-TERM INVESTMENTS	1,094	19	334	44
s07	OTHER CURRENT ASSETS	0	0	0	0
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	0	0	0	0
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	8,740	100	5,551	100
s48	DEFERRED EXPENSES (NET)	8,740	100	5,551	100
s49	GOODWILL	0	0	0	0
s51	OTHER	0	0	0	0
s19	OTHER ASSETS	42,678	100	48,710	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	0	0	0	0
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	39,348	92	44,057	90
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	3,330	8	4,653	10
s21	CURRENT LIABILITIES	156,435	100	148,373	100
s52	FOREIGN CURRENCY LIABILITIES	103	0	550	0
s53	MEXICAN PESOS LIABILITIES	156,332	100	147,823	100
s26	OTHER CURRENT LIABILITIES	6,743	100	7,508	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	0	0	0	0
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	6,743	100	7,508	100
s27	LONG-TERM LIABILITIES	0	0	0	0
s59	FOREIGN CURRENCY LIABILITIES	0	0	0	0
s60	MEXICAN PESOS LIABILITIES	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	1,148	100	982	100
s66	DEFERRED TAXES	0	0	0	0
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	1,148	100	982	100
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0
s79	CAPITAL STOCK	249,841	100	257,132	100
s37	CAPITAL STOCK (NOMINAL)	233,148	93	225,732	88
s38	RESTATEMENT OF CAPITAL STOCK	16,693	7	31,400	12

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PYP QUARTER: 2 YEAR: 2006

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REFS	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	(28,677)	100	(68,142)	100
s93	LEGAL RESERVE	11,352	(40)	11,352	(17)
s43	RESERVE FOR REPURCHASE OF SHARES	24,206	(84)	24,123	(35)
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	(96,552)	337	(109,343)	160
s45	NET INCOME FOR THE YEAR	32,317	(113)	5,726	(8)
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(91,891)	100	(90,818)	100
s70	ACCUMULATED MONETARY RESULT	(88,154)	96	(88,154)	97
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	(3,737)	4	(2,664)	3
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PYP QUARTER: 2 YEAR: 2006

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

BALANCE SHEETS

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
s57	OTHER CURRENT LIABILITIES WITH COST	3,952	1,073
s63	OTHER LOANS WITH COST	0	0
s72	WORKING CAPITAL	70,535	25,461
s73	PENSIONS AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	21	21
s75	EMPLOYEES (*)	375	354
s76	WORKERS (*)	0	0
s77	OUTSTANDING SHARES (*)	8,199,150	7,938,304
s78	REPURCHASED SHARES (*)	1,038,300	1,031,600
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PYP QUARTER: 2 YEAR: 2006

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

STATEMENTS OF INCOME

CONSOLIDATED

FROM JANUARY THE 1st TO JUNE 30 OF 2006 AND 2005

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	91,565	100	101,290	100
r02	COST OF SALES	71,284	78	69,201	68
r03	GROSS PROFIT	20,281	22	32,089	32
r04	OPERATING EXPENSES	16,511	18	21,028	21
r05	OPERATING INCOME	3,770	4	11,061	11
r06	INTEGRAL FINANCING COST	1,813	2	3,390	3
r07	INCOME AFTER INTEGRAL FINANCING COST	1,957	2	7,671	8
r08	OTHER EXPENSE AND INCOME (NET)	(189)	0	(376)	0
r44	SPECIAL ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	2,146	2	8,047	8
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	804	1	2,321	2
r11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	1,342	1	5,726	6
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	1,342	1	5,726	6
r14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
r15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	1,342	1	5,726	6
r16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	(30,975)	(34)	0	0
r17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
r18	NET CONSOLIDATED INCOME	32,317	35	5,726	6
r19	NET INCOME OF MINORITY INTEREST	0	0	0	0
r20	NET INCOME OF MAJORITY INTEREST	32,317	35	5,726	6

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PYP QUARTER: 2 YEAR: 2006

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	91,565	100	101,290	100
r21	DOMESTIC	91,565	100	101,290	100
r22	FOREIGN	0	0	0	0
r23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
r06	INTEGRAL FINANCING COST	1,813	100	3,390	100
r24	INTEREST EXPENSE	5,680	313	5,017	148
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	2,453	135	3,232	95
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(1,653)	(91)	1,206	36
r28	RESULT FROM MONETARY POSITION	239	13	399	12
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	804	100	2,321	100
r32	INCOME TAX	0	0	0	0
r33	DEFERRED INCOME TAX	804	100	2,321	100
r34	EMPLOYEES' PROFIT SHARING EXPENSES	0	0	0	0
r35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PYP

QUARTER: 2 YEAR: 2006

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
r36	TOTAL SALES	91,566	101,291
r37	TAX RESULT FOR THE YEAR	4,972	(21,410)
r38	NET SALES (**)	201,966	216,347
r39	OPERATING INCOME (**)	18,105	17,824
r40	NET INCOME OF MAJORITY INTEREST (**)	8,349	8,828
r41	NET CONSOLIDATED INCOME (**)	8,349	8,828
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	1,951	2,144

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PYP QUARTER: 2 YEAR: 2006

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

QUARTERLY STATEMENTS OF INCOME

FROM APRIL THE 1st TO JUNE 30 OF 2006 AND 2005

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	48,188	100	50,021	100
rt02	COST OF SALES	37,981	79	34,274	69
rt03	GROSS PROFIT	10,207	21	15,747	31
rt04	OPERATING EXPENSES	8,498	18	11,662	23
rt05	OPERATING INCOME	1,709	4	4,085	8
rt06	INTEGRAL FINANCING COST	711	1	2,468	5
rt07	INCOME AFTER INTEGRAL FINANCING COST	998	2	1,617	3
rt08	OTHER EXPENSE AND INCOME (NET)	(4)	0	(239)	0
rt44	SPECIAL ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	1,002	2	1,856	4
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	524	1	599	1
rt11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	478	1	1,257	3
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
rt13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	478	1	1,257	3
rt14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
rt15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	478	1	1,257	3
rt16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	(30,975)	(64)	0	0
rt17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
rt18	NET CONSOLIDATED INCOME	31,453	65	1,257	3
rt19	NET INCOME OF MINORITY INTEREST	0	0	0	0
rt20	NET INCOME OF MAJORITY INTEREST	31,453	65	1,257	3

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PYP QUARTER: 2 YEAR: 2006

QUARTERLY STATEMENTS OF INCOME

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	48,188	100	50,021	100
rt21	DOMESTIC	48,188	100	50,021	100
rt22	FOREIGN	0	0	0	0
rt23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
rt06	INTEGRAL FINANCING COST	711	100	2,468	100
rt24	INTEREST EXPENSE	2,638	371	2,798	113
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	556	78	1,669	68
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(1,143)	(161)	1,185	48
rt28	RESULT FROM MONETARY POSITION	(228)	(32)	154	6
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	524	100	599	100
rt32	INCOME TAX	0	0	0	0
rt33	DEFERRED INCOME TAX	524	100	599	100
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	0	0	0	0
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PYP

QUARTER: 2 YEAR: 2006

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

QUARTERLY STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	1,045	1,080

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PYP QUARTER: 2 YEAR: 2006

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY THE 1st TO JUNE 30 OF 2006 AND 2005

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c01	CONSOLIDATED NET INCOME	32,317	5,726
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	437	5,199
c03	RESOURCES FROM NET INCOME FOR THE YEAR	32,754	10,925
c04	RESOURCES PROVIDED OR USED IN OPERATION	(13,811)	(26,987)
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	18,943	(16,062)
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(18,213)	679
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	418	(1,034)
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	(17,795)	(355)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	1,005	(778)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	2,153	(17,195)
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	3,497	17,947
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	5,650	752

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PYP | QUARTER: 2 | YEAR: 2006

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	437	5,199
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	964	2,144
c41	+ (-) OTHER ITEMS	(527)	3,055
c04	RESOURCES PROVIDED OR USED IN OPERATION	(13,811)	(26,987)
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(26,948)	(31,829)
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	0	0
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	27,308	(6,422)
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	8,449	6,795
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(22,620)	4,469
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(18,213)	679
c23	+ BANK FINANCING	0	0
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	(18,213)	679
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	418	(1,034)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	(7,073)	(1,034)
c31	(-) DIVIDENDS PAID	0	0
c32	+ PREMIUM ON ISSUANCE OF SHARES	7,491	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	1,005	(778)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	1,005	(778)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PYP QUARTER: 2 YEAR: 2006

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

DATA PER SHARE

CONSOLIDATED INFORMATION

Final Printing

REF D	CONCEPTS	CURRENT YEAR			PREVIOUS YEAR		
			AMOUNT			AMOUNT	
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	3.94		$	0.72	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0.00		$	0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
d04	CONTINUING OPERATING PROFIT PER COMMON SHARE (**)	$	0.00		$	0.00	
d05	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d06	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d07	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d08	CARRYNG VALUE PER SHARE	$	19.25		$	15.02	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0.00		$	0.00	
d10	DIVIDEND IN SHARES PER SHARE		0.00	acciones		0.00	acciones
d11	MARKET PRICE TO CARRYING VALUE		1.29	veces		1.14	veces
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		6.10	veces		23.75	veces
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	veces		0.00	veces

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PYP QUARTER: 2 YEAR: 2006

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

RATIOS

CONSOLIDATED

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	35.29	%	5.65	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	5.29	%	7.40	%
p03	NET INCOME TO TOTAL ASSETS (**)	2.69	%	3.34	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	(0.73)	%	(6.96)	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	0.65	veces	0.82	veces
p07	NET SALES TO FIXED ASSETS (**)	6.32	veces	6.09	veces
p08	INVENTORIES TURNOVER (**)	0.00	veces	0.00	veces
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	310.66	dias	184.30	dias
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	18.64	%	14.51	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	50.78	%	56.65	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.03	veces	1.30	veces
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	0.06	%	0.36	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00	%	0.00	%
p15	OPERATING INCOME TO INTEREST PAID	0.66	veces	2.20	veces
p16	NET SALES TO TOTAL LIABILITIES (**)	1.28	veces	1.44	veces
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.45	veces	1.17	veces
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.45	veces	1.17	veces
p19	CURRENT ASSETS TO TOTAL LIABILITIES	1.44	veces	1.16	veces
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	3.61	%	0.50	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	35.77	%	10.78	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	(15.08)	%	(26.64)	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	3.33	veces	(3.20)	veces
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	102.34	%	(191.26)	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	(2.34)	%	291.26	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	100.00	%	100.00	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

UTILIDAD

GRUPO PROFESIONAL PLANEACIÓN Y PROYECTOS SA DE CV., GENERÓ UNA UTILIDAD EN OPERACIÓN DE $ 1.7 MILLONES Y UNA UTILIDAD NETA DE $ 31.4 MILLONES DURANTE EL SEGUNDO TRIMESTRE DEL AÑO 2006.

LA UTILIDAD EN OPERACIÓN DEL SEGUNDO TRIMESTRE DEL AÑO 2006 DE $ 1.7 MILLONES, REPRESENTÓ UN DECREMENTO DEL 58.2 % SOBRE LA UTILIDAD DE $ 4.0 MILLONES QUE SE OBTUVO EN EL SEGUNDO TRIMESTRE DEL AÑO 2005.

EL COSTO INTEGRAL DE FINANCIAMIENTO DURANTE EL SEGUNDO TRIMESTRE DEL 2006 PRESENTA UN RESULTADO NEGATIVO DE $ 0.7 MILLONES Y SE DEBIÓ PRINCIPALMENTE A LOS INTERESES DEVENGADOS POR LOS CRÉDITOS CONTRATADOS.

LA UTILIDAD POR ACCIÓN DEL SEGUNDO TRIMESTRE DEL AÑO 2006 FUE DE $ 3.84 LA CUAL ES MAYOR EN $ 3.68 DE LA GENERADA EN EL MISMO PERIODO DEL AÑO 2005.

EL NÚMERO DE ACCIONES CONSIDERADAS EN EL SEGUNDO TRIMESTRE DEL AÑO 2006, FUE DE 8,199,150, Y DE 7,938,304 EN EL MISMO PERÍODO DE 2005.

A LA FECHA SE HAN RECOMPRADO 1,038,300 ACCIONES CON LOS RECURSOS AUTORIZADOS PARA TAL FIN, ENCONTRÁNDOSE DICHAS ACCIONES EN LA TESORERÍA DE LA EMPRESA.

INGRESOS

LOS INGRESOS POR PROYECTO DISMINUYERON 3.7 % PASANDO DE $ 50.0 MILLONES DURANTE EL SEGUNDO TRIMESTRE DE 2005, A $ 48.2 MILLONES DURANTE EL MISMO PERÍODO DEL 2006. LO ANTERIOR SE DEBIÓ PRINCIPALMENTE A LOS INGRESOS QUE SE GENERARON EN LA SUPERVISIÓN DE LA CONSTRUCCIÓN DE LAS OBRAS CIVILES Y ASOCIADAS DEL PROYECTO HIDROELÉCTRICO EL CAJÓN EN EL ESTADO DE NAYARIT PARA LA COMISIÓN FEDERAL DE ELECTRICIDAD. A LOS GENERADOS PARA PROYECTOS DE INSTALACIONES DE PROCESO, DUCTOS Y ASISTENCIA TÉCNICA PARA OBRAS Y ELABORACIÓN DE BASES DE USUARIO, EN EL ACTIVO INTEGRAL VERACRUZ; A LOS DEVENGADOS DEL CONTRATO DE SERVICIOS DE INGENIERÍA DE PROYECTOS PARA EL ACTIVO INTEGRAL CANTARELL; AL DESARROLLO DE LA INGENIERÍA BÁSICA, DE DETALLE Y BASES DE CONCURSO PARA LA CONSTRUCCIÓN DE LA OBRA DENOMINADA PLATAFORMA DE PERFORACIÓN PP-LUM-A, INCLUYE TRÍPODE Y PUENTE DE CONEXIÓN Y A LOS GENERADOS POR LA COMPLEMENTACIÓN DE LOS SERVICIOS DE ASISTENCIA TÉCNICA A LAS GERENCIAS DE PROYECTOS, PARA EL SEGUIMIENTO DE LA APLICACIÓN DE LA INGENIERÍA FEED, DURANTE EL DESARROLLO DE LA INGENIERÍA COMPLEMENTARIA, PROCURA, CONSTRUCCIÓN, INSTALACIÓN, PRUEBAS Y ARRANQUE DE LA PLATAFORMA DE PRODUCCIÓN PB-KU-B; PARA PEMEX EXPLORACIÓN Y PRODUCCIÓN.

A LOS SERVICIOS DE CONSULTORÍA Y ASISTENCIA TÉCNICA EN LA ADMINISTRACIÓN, MONITOREO CONTROL, SEGUIMIENTO Y COORDINACIÓN DE LOS TRABAJOS QUE EJECUTE LA COMISIÓN FEDERAL DE ELECTRICIDAD PARA EL PROYECTO DE LA CENTRAL HIDROELÉCTRICA COPALAR, UBICADO EN LA REPÚBLICA DE NICARAGUA.

LOS SERVICIOS DEL PROYECTO DEL ACTIVO INTEGRAL CUENCA DE BURGOS, EN REYNOSA TAMAULIPAS, PARA LA COMPAÑIA MEXICANA DE EXPLORACIONES SA DE CV.

Y A LOS DEVENGADOS DEL PROYECTO DE INFRAESTRUCTURA DEL DESARROLLO TURÍSTICO CHILENO BAY EN LOS CABOS B.C.S.

LA TABLA SIGUIENTE MUESTRA LOS INGRESOS POR PROYECTO DE LA COMPAÑIA DEL 1° DE ENERO AL 30 DE JUNIO DEL 2006 COMO SIGUE:

TRABAJOS EFECTUADOS	INGRESOS POR PROYECTO MILES DE $ AL 30/ JUN / 2006	PORCENTAJE DEL TOTAL
ESTUDIOS DE CAMPO	6,850	7.48 %
ESTUDIO DE FACTIBILIDAD	2,267	2.48 %
INGENIERÍA BÁSICA	7,405	8.09 %
INGENIERÍA DE DETALLE	35,912	39.22 %
SUPERVISIÓN DE OBRA	37,334	40.77 %
CONTROL DE CALIDAD DE M	1,797	1.96 %
TOTAL	91,565	100.00 %

POR OTRA PARTE ES IMPORTANTE RESALTAR LA EVOLUCIÓN QUE HA TENIDO AL INICIO DE CADA EJERCICIO, EL MONTO DE LOS CONTRATOS FIRMADOS O EN PROCESO DE ASIGNACIÓN A GRUPO PROFESIONAL PLANEACIÓN Y PROYECTOS, S.A. DE C.V. AL 30 DE JUNIO DE 2006 EL BACKLOG ERA DE:

CONCEPTO	BACKLOG AL 30/JUN/2006 MILES DE $	PORCENTAJE DEL TOTAL
ESTUDIOS DE CAMPO	40,192	5.96 %
ESTUDIOS DE FACTIBILIDAD	30,512	4.53 %
INGENIERÍA BÁSICA	52,990	7.86 %
INGENIERÍA DE DETALLE	144,169	21.40 %
SUPERVISIÓN DE OBRA	384,115	57.00 %
CONTROL DE CALIDAD DE MATERIALES	21,871	3.25 %
TOTAL	673,849	100.00 %

BALANCE GENERAL

POR LO QUE SE REFIERE AL BALANCE GENERAL AL 30 DE JUNIO DE 2006 Y AL 31 DE MARZO 2006, HAREMOS REFERENCIA A DOS DE LAS RAZONES FINANCIERAS MÁS IMPORTANTES; A LA LIQUÍDEZ Y AL APALANCAMIENTO.

LA RELACIÓN QUE GUARDA EL ACTIVO CIRCULANTE CON RESPECTO A LA DEUDA EXIGIBLE A CORTO PLAZO FUE DE 1.45 AL 30 DE JUNIO DEL 2006 Y DE 1.19 AL 31 DE MARZO DEL 2006.

LA RELACIÓN DEUDA TOTAL A INVERSIÓN TOTAL EQUIVALE A $ 0.51 POR CADA PESO INVERTIDO EN LA COMPAÑIA AL 30 DE JUNIO DEL 2006 Y A $ 0.80 AL 31 DE MARZO DE 2006.

LO ANTERIOR OBEDECE A UN INCREMENTO DEL CAPITAL DE TRABAJO.

PERSPECTIVAS

COMO SE HA MANTENIDO INFORMADO AL PÚBLICO INVERSIONISTA, SE REALIZÓ LA CAPITALIZACIÓN DE 129 MILLONES DE PESOS CON LA PARTICIPACIÓN DE MISAPRE (FILIAL DEL GRUPO BBVA) Y DE UN GRUPO DE INVERSIONISTAS REPRESENTADOS POR ACTINVER CASA DE BOLSA.

ESTE REFORZARÁ LAS PERSPECTIVAS DE CRECIMIENTO DE MANERA IMPORTANTE, Y PERMITIRÁ APROVECHAR EL REPUNTE DE OBRA DE INFRAESTRUCTURA TANTO EN MÉXICO CÓMO CENTROAMÉRICA.

NOTA 1.- PRINCIPALES POLITICAS CONTABLES Y FINANCIERAS.

NO HA HABIDO CAMBIOS EN LA CONSISTENCIA DE APLICACIÓN DE LOS PRINCIPIOS DE CONTABILIDAD GENERALMENTE ACEPTADOS.

NOTA 2.- CRÉDITOS BURSATILES.

NO APLICABLE.

NOTA 3.- INMUEBLES PLANTA Y EQUIPO.

DE CONFORMIDAD CON LO QUE ESTABLECE EL BOLETIN B-10 Y SUS DOCUMENTOS DE ADECUACIONES, EL MÉTODO DE AJUSTES POR CAMBIOS EN EL NIVEL DE PRECIOS ES EL QUE SE UTILIZA PARA ACTUALIZAR EL ACTIVO FIJO.

NOTA 4.- PASIVO CONTINGENTE.

LA COMPAÑIA ESTA CONTINGENTEMENTE OBLIGADA POR:

A).- LOS IMPUESTOS FEDERALES, LOS CUALES ESTAN SUJETOS A REVISIÓN POR PARTE DE LAS AUTORIDADES FISCALES, DURANTE UN PERIODO DE 10 AÑOS.

B).- POR LAS COMPENSACIONES, POR DESPIDOS VOLUNTARIOS, QUE TENGAN QUE PAGARSE, SOBRE LAS CUALES LA COMPAÑIA NO CUENTA CON NINGUNA PROVISIÓN DEBIDO A QUE NO SE CONSIDERA DE IMPORTANCIA, Y SE AFECTARAN LOS RESULTADOS DEL PERIODO EN QUE SE PAGUEN.

C).- EL I.S.R. SE CALCULA CONSIDERANDO GRAVABLE O DEDUCIBLE CIERTAS PARTIDAS COMO: LOS EFECTOS DE LA INFLACIÓN, LA DEPRECIACIÓN SOBRE VALORES ACTUALIZADOS, LAS PROVISIONES Y OTROS NO DEDUCIBLES PARA EFECTOS FISCALES.

D).- CONFORME A LAS DISPOSICIONES DEL BOLETÍN D-4 EMITIDO POR EL INSTITUTO MEXICANO DE CONTADORES PÚBLICOS, GRUPO PROFESIONAL PLANEACIÓN Y PROYECTOS, S.A DE C.V.; A PARTIR DEL 1° DE ENERO DE 2000 INICIÓ EL RECONOCIOMIENTO DE LOS IMPUESTOS DIFERIDOS. CONFORME A LO ANTERIOR SE RECONOCIERON IMPUESTOS DIFERIDOS LOS CUALES PROVIENEN BÁSICAMENTE POR TODAS LAS DIFERENCIAS TEMPORALES ENTRE LOS SALDOS CONTABLES Y FISCALES DEL BALANCE GENERAL, APLICANDO LA TASA DEL IMPUESTO SOBRE LA RENTA APROBADA A LA FECHA DE LA EMISIÓN DE LOS ESTADOS FINANCIEROS.

LOS EFECTOS DE LAS DIFERENCIAS TEMPORALES QUE INTEGRAN EL PASIVO(ACTIVO) DE IMPUESTOS DIFERIDOS SON LOS SIGUIENTES:

	SALDO AL 30 JUN 06
ACTIVOS POR IMPUESTOS DIFERIDOS:	
PÉRDIDAS FISCALES DE EJERCICIOS ANTERIORES	46,589
OTROS	763
	47,352
PASIVOS POR IMPUESTOS DIFERIDOS:	
ESTIMACIÓN DE CLIENTES	(25,279)
ACTIVOS FIJOS	(5,013)

OTROS	(1,001)
	(31,293)
IMPAC PAGADO EN AÑOS ANTERIORES	23,289
IMPUESTO SOBRE LA RENTA DIFERIDO	39,348

E).- LA PARTICIPACIÓN DE UTILIDADES SE DETERMINA EN TERMINOS GENERALES SOBRE EL RESULTADO FISCAL, EXCLUYENDO AL COMPONENTE INFLACIONARIO Y LOS EFECTOS DE LA ACTUALIZACIÓN DE LA DEPRECIACIÓN DEL EJERCICIO.

F).- LA MAYORIA DE LOS CONTRATOS QUE CELEBRA LA COMPAÑIA CON SUS CLIENTES, ESTABLECE LA OBLIGACIÓN DE CONTRATAR FIANZAS QUE GARANTICEN EL CUMPLIMIENTO DEL CONTRATO Y EL ADECUADO USO DE LOS ANTICIPOS.

NOTA 5.- CAPITAL CONTABLE.

	VALOR	ACTUALIZACIÓN	TOTAL
CAPITAL SOCIAL	233,148	16,693	249,841
RESERVA PARA FUTUROS AUMENTOS CAPITAL	17,500	3,542	21,042
PRIMA EN SUSCRIPCION DE ACCIONES	7,492		7,492
PARTICIPACIÓN MINORITARIA	(5,087)		(5,087)
INSUFICIENCIA EN ACTZIÓN CAPITAL		(91,891)	(91,891)
RESERVA PARA RECOMPRA DE ACCIONES	(684)	24,890	24,206
RESERVA LEGAL	2,957	8,395	11,352
RESULTADO DE EJERCICIOS ANTERIORES	(50,057)	(46,495)	(96,552)
RESULTADO DEL EJERCICIO	32,857	(540)	32,317
TOTAL	238,126	(85,406)	152,720

NOTA 6.- RESERVA PARA RECOMPRA DE ACCIONES.

DE CONFORMIDAD CON EL PUNTO III DEL ACTA DE ASAMBLEA CELEBRADA EL DIA 27 DE FEBRERO DE 1997, SE INCREMENTO LA RESERVA ESPECIAL PARA RECOMPRA DE ACCIONES PROPIAS DE LA SOCIEDAD EN $ 6,732. AL CIERRE DEL PRESENTE, EL SALDO ACUMULADO ES DE $(684) A VALOR HISTORICO Y ACTUALIZADO ES DE $ 24,206 ACTUALMENTE SE HAN RECOMPRADO 1,038,300 ACCIONES DE LA SERIE B.

NOTA 7.- COSTO INTEGRAL DE FINANCIAMIENTO.

LOS INTERESES POR POLITICA NO SE CAPITALIZAN.

NOTA 8.-PERDIDA Y UTILIDAD EN CAMBIOS

EN ESTE RUBRO SE HAN REGISTRADO DURANTE EL PERIODO $ 35 DE PÉRDIDA CAMBIARIA Y UNA UTILIDAD EN CAMBIOS DE $ 1,178 POR LO CUAL EL EFECTO ES DE $ 1,143.

NOTA 9.- RESULTADOS NETOS MENSUALES HISTORICOS Y ACTUALIZADOS.

RESULTADO NETO	I N D I C E	RESULTADO NETO

M E S	EJERCICIO.MENSUAL	CIERRE	ORIGEN	EJERC. ACTZO.
ENERO	889	117.059	116.983	304
FEBRERO	332	117.059	117.162	149
MARZO	298	117.059	117.309	409
ABRIL	1,317	117.059	117.481	1,136
MAYO	370	117.059	116.958	769
JUNIO	29,651	117.059	117.059	29,550
TOTAL	32,857			32.317

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PYP QUARTER: 2 YEAR: 2006

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

SUBSIDIARIES

CONSOLIDATED

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
PYPSA HOLDING, INC..	INVERTIR EN EL CAPITAL DE OTRAS EMPRESAS	1,000	100.00
PYPSA U.S. HOLDING, INC.	INVERTIR EN EL CAPITAL DE OTRAS EMPRESAS	100	100.00
INTERNACIONAL DE EQUIPO DE CONSTRUCCION SA DE CV	ARRENDAMIENTO DE EQPO DE CONSTRUCCION	1,307	99.62

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PYP

QUARTER: 2 YEAR: 2006

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

ASSOCIATES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)	
				ACQUISITION COST	BOOK VALUE
TOTAL INVESTMENT IN ASSOCIATES				0	0
OTHER PERMANENT INVESTMENTS					0
TOTAL				0	0

NOTES

TIPO DE CAMBIO UTILIZADO $ 11.4009 X DOLAR.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PYP

QUARTER: 2 YEAR: 2006

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated In Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS														
FOREIGN TRADE														
		0.00	0	0	0	0	0	0						
SECURED														
COMMERCIAL BANKS														
BANCO SANTANDER SERFIN SA	23/07/2008	13.00	0	9,022	0	0	0	0						
BANCO SANTANDER SERFIN SA	23/07/2006	11.32	0	1,008	0	0	0	0						
BCO MERCANTIL DEL NORTE SA	17/12/2006	13.89	0	4,694	0	0	0	0						
BCO MERCANTIL DEL NORTE SA	04/12/2006	12.74	0	7,633	0	0	0	0						
NACIONAL FINANCIERA SNC	20/12/2005	16.56	0	34,971	0	0	0	0						
BANCO INTERACCIONES SA	04/08/2006	11.56	0	511	0	0	0	0						
BCO MERCANTIL DEL NORTE SA	21/02/2007	10.22	0	4,455	0	0	0	0						
		0.00	0	0	0	0	0	0						
		0.00	0	0	0	0	0	0						
		0.00	0	0	0	0	0	0						
		0.00	0	0	0	0	0	0						
		0.00	0	0	0	0	0	0						
		0.00	0	0	0	0	0	0						
		0.00	0	0	0	0	0	0						
		0.00	0	0	0	0	0	0						
OTHER														
TOTAL BANKS			0	62,294	0	0	0	0	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PYP

QUARTER: 2 YEAR: 2006

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated In Pesos (Thousands of $) Time Interval						Amortization of Credits in Foreign Currency (Thousands of $) Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
STOCK MARKET														
LISTED STOCK EXCHANGE														
UNSECURED														
SECURED														
PRIVATE PLACEMENTS														
UNSECURED														
SECURED														
TOTAL STOCK MARKET			0	0	0	0	0	0	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PYP

QUARTER: 2 YEAR: 2006

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution			Amortization of Credits Denominated In Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
SUPPLIERS														
ABS GROUP SERVICES DE MEXICO	22/08/2005	0.00	0	229	0	0	0	0						
ANZALDUA QUINTANA ROBERTO	30/06/2006	0.00	0	169	0	0	0	0						
AVILES BONILLA ALEJANDRO J	07/01/2002	0.00	0	110	0	0	0	0						
BOLSA MEXICANA DE VALORES	02/01/2006	0.00	0	58	0	0	0	0						
CENTRO AUTOMOTRIZ SA	30/06/2006	0.00	0	318	0	0	0	0						
CONSTRUCTORA CHAVEZ SA DE CV	31/05/2002	0.00	0	109	0	0	0	0						
GR SERV DE PERS INDUSTRIAL S	30/06/2006	0.00	0	60,936	0	0	0	0						
HERNANDEZ PANIVINO JAIME	30/06/2006	0.00	0	192	0	0	0	0						
INMOBILIARIA CUATRO CAMINOS	30/06/2006	0.00	0	3,540	0	0	0	0						
LLOYD,S REGISTER QUALITY ASS	30/06/2006	0.00	0	71	0	0	0	0						
MANCERA SC	30/06/2006	0.00	0	236	0	0	0	0						
MET LIFE SA	30/04/2006	0.00	0	437	0	0	0	0						
MAURITOURS SA DE CV	30/06/2006	0.00	0	91	0	0	0	0						
OBRAS Y DIST IND USTRIALES S	28/02/2006	0.00	0	2,000	0	0	0	0						
OLEA ABOGADOS SC	30/06/2006	0.00	0	55	0	0	0	0						
OCEANOGRAFIA SA DE CV	28/02/2006	0.00	0	191	0	0	0	0						
PROCOMAR SA DE CV	30/06/2006	0.00	0	259	0	0	0	0						
PTES Y ESTRUCTURAS SA DE CV	02/02/2006	0.00	0	199	0	0	0	0						
PROVEEDORES DE SERVICIOS	30/06/2006	0.00	0	299	0	0	0	0						
QUALITAS CIA DE SEGUROS SA	22/02/2006	0.00	0	121	0	0	0	0						
SANCHEZ TORRES AURELIO	16/11/2001	0.00	0	197	0	0	0	0						
SERV CENTRALIZADOS DE ING SA	30/06/2006	0.00	0	2,479	0	0	0	0						
SISPRE SA DE CV	28/02/2003	0.00	0	68	0	0	0	0						
VOLUNTARIA NACIONAL FINANCIE	30/06/2006	0.00	0	100	0	0	0	0						
ENGINEERING DYNAMIC INC	28/02/2006	0.00							0	45	0	0	0	0
GUNTER AND ASSOCIATES INC	30/12/2003	0.00							0	58	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PYP

QUARTER: 2 YEAR: 2006

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution			Amortization of Credits Denominated In Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
TOTAL SUPPLIERS			0	72,464	0	0	0	0	0	103	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS														
ACREEDORES, FDO DE GTIA, AG	30/06/2006	0.00 0.00	0	6,743	0	0	0	0	0	0	0	0	0	0
TOTAL			0	141,501	0	0	0	0	0	103	0	0	0	0

NOTES

TIPO DE CAMBIO UTILIZADO $ 11.4009 X DOLAR.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PYP
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

QUARTER: 2 YEAR: 2006

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	32	363	0	0	363
LIABILITIES POSITION	9	103	0	0	103
SHORT-TERM LIABILITIES POSITION	9	103	0	0	103
LONG-TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	23	260	0	0	260

NOTES

TIPO DE CAMBIO UTILIZADO $ 11.4009 X DOLAR.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PYP QUARTER: 2 YEAR: 2006

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

RESULT FROM MONETARY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	257,064	203,580	53,484	0.58	314
FEBRUARY	263,208	208,380	54,428	0.15	84
MARCH	269,305	213,798	55,507	0.13	69
APRIL	269,481	213,539	55,942	0.00	82
MAY	277,917	220,378	57,539	0.00	(256)
JUNE	282,502	224,245	58,257	0.00	50
RESTATEMENT				0.00	(104)
CAPITALIZATION				0.00	0
FOREIGN CORP.				0.00	0
OTHER				0.00	0
TOTAL					239

NOTES

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

NO APLICA

ACTUAL SITUATION OF FINANCIAL LIMITED

NO APLICA

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PYP | QUARTER: 2 | YEAR: 2006

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
OFICINAS CENTRALES NAUCALPAN	PREST SERV P/DIF PROYECTOS	22,500	90.00
OFICINA EN CD DEL CARMEN CAMP	PREST SERV DE INGENIERIA	8,280	100.00
OFICINA EL CAJON, NAYARIT	PREST SERV SUPERV DE OBRA	33,120	100.00
OFICINA REYNOSA, TAMAULIPAS	PREST SERV DE INGENIERIA	1,800	100.00
OFICINA TAMPICO, TAMAULIPAS	PREST SERV DE INGENIERIA	1,080	100.00
OFICINA VERACRUZ, VERACRUZ	PREST SERV DE INGENIERIA	2,520	100.00

NOTES

EL IMPORTE DE LA CAPACIDAD INSTALADA SE EXPRESA EN HORAS HOMBRE / MES.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PYP

QUARTER: 2 YEAR: 2006

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

MAIN RAW MATERIALS

CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NO APLICA					0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PYP

QUARTER: 2 YEAR: 2006

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
ESTUDIOS DE CAMPO	30,337	6,850	0.0		
EST DE FACTIBILIDAD	6,996	2,267	0.0		
INGENIERIA BASICA	25,744	7,405	0.0		
INGENIERIA DETALLE	123,983	35,912	0.0		
SUPERVISION DE OBRA	152,269	37,334	0.0		
CTROL DE CALIDAD MAT	8,765	1,797	0.0		
FOREIGN SALES					
TOTAL		91,565			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PYP

QUARTER: 2 YEAR: 2006

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
FOREIGN SUBSIDIARIES					
TOTAL		0			

NOTES

EL VOLUMEN DE PRODUCCION Y VENTAS SE REPRESENTA EN HORAS/HOMBRE.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PYP

QUARTER: 2 YEAR: 2006

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
1	0.0000	0	899,170	0	0	899,170	25,569	0
11	0.0000	0	0	7,299,980	0	0	0	207,579
TOTAL			899,170	7,299,980	0	899,170	25,569	207,579

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 8,199,150

NOTES

LA TABLA SIGUIENTE MUESTRA LOS CINCO PROYECTOS MAS IMPORTANTES CONTRATADOS AL 30 DE JUNIO DEL 2006 COMO SIGUE:

ESTOS PROYECTOS REPRESENTAN APROXIMADAMENTE EL 98.17 % DEL MONTO DEL BACKLOG A LA FECHA SEÑALADA.

NOMBRE DEL PROYECTO	MONTO POR EJERCER $ AL 30/JUN/2006	MONTO EJERCIDO	% DE AVANCE	AÑO ESTIMADO TERMINACIÓN
SUPERVISIÓN DE LA CONSTRUCCIÓN DE LAS OBRAS CIVILES Y ASOCIADAS DEL PROYECTO HIDROELÉCTRICO EL CAJÓN EN EL ESTADO DE NAYARIT	63,831	244,863	79.3	2007
CONSULTORÍA Y ASISTENCIA TÉCNICA EN LA ADMINISTRACIÓN, MONITOREO, CONTROL,SEGUIMIENTO Y COORDINACIÓN DE LOS TRABAJOS QUE EJECUTE LA C.F.E. PARA EL PROYECTO COPALAR, UBICADO EN LA REPÚBLICA DE NICARAGUA. (1,2)	209,594	15,406	6.9	2008
SUPERVISIÓN DE LA CONSTRUCCIÓN DEL PROYECTO HIDROELÉCTRICO TUMARIN Y MOJOLKA EN NICARAGUA.(2)	164,000	0	0.0	2008
SERVICIOS DE INGENIERÍA PARA PROYECTOS DEL ACTIVO INTEGRAL CANTARELL. (2)	205,865	79,477	27.9	2007
PROYECTO DEL ACTIVO INTEGRAL CUENCA DE BURGOS, EN REYNOSA, TAMAULIPAS.	18,232	11,768	39.2	2006

(1) SECTOR PRIVADO 56.47 %

(2) ESTOS PROYECTOS ESTAN CONTRATADOS EN MONEDA ESTADOUNIDENSE Y EQUIVALEN A 36.0 MILLONES DE U.S. DOLARES.

AL 30 DE JUNIO DE 2006, DOS DE LAS SUBSIDIARIAS NORTEAMERICANAS DE PYP MUESTRAN UN CAPITAL CONTABLE DEFICITARIO. EN TANTO QUE DICHAS SUBSIDIARIAS CONTINUAN COMO NEGOCIO EN MARCHA Y QUE PYP TIENE LA INTENCIÓN DE SEGUIR APOYANDO FINANCIERAMENTE A LAS MISMAS, SE HA RECONOCIDO UNA PARTICIPACIÓN DEFICITARIA EN LA INVERSIÓN EN SUBSIDIARIAS.

LAS INVERSIONES EN ACCIONES DE LAS SUBSIDIARIAS FUERON VALUADAS MEDIANTE EL MÉTODO DE PARTICIPACIÓN, EL CUAL CONSISTE EN RECONOCER EN LA COMPAÑIA TENEDORA LA PROPORCIÓN QUE TIENE EN LOS RESULTADOS DEL EJERCICIO Y EN EL CAPITAL CONTABLE DE LAS COMPAÑIAS SUBSIDIARIAS.

CON ESTE MÉTODO DE VALUACIÓN SE IGUALAN EL CAPITAL CONTABLE Y LOS RESULTADOS DEL EJERCICIO DE LOS ESTADOS FINANCIEROS CONSOLIDADOS Y LOS NO CONSOLIDADOS.

PARA EFECTOS DE APLICACIÓN DEL MÉTODO DE PARTICIPACIÓN, LOS ESTADOS FINANCIEROS DE LAS SUBSIDIARIAS UBICADAS EN EL EXTRANJERO SE CONVIERTEN A PESOS SIGUIENDO LOS LINEAMIENTOS DEL BOLETÍN B-15 (TRANSACCIONES EN MONEDA EXTRANJERA Y CONVERSIÓN DE ESTADOS FINANCIEROS DE OPERACIONES EXTRANJERAS) EMITIDO POR EL INSTITUTO MEXICANO DE CONTADORES PÚBLICOS (IMCP)

(1) EN ESTE ANEXO SE INCLUYE LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS